Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Alberto-Culver Company

(Commission File No. 1-5050)

Prudential 2006 Back to School Conference – September 6, 2006

Speaker: Howard Bernick

Slides 1 - 2

Thank you Connie, good morning and thank you all for attending.

Slide 3

I’ve been asked to remind you that the actual results with respect to any forward looking statements that I make today might differ materially from those projected in the forward looking statements. Additional information concerning factors that could cause actual results to materially differ are spelled out in our annual, 10Q, 10K and 8K reports which I invite you to study.

Slide 4

I am happy to be here this morning to speak to all of you in what will likely be my last large investor conference as CEO of the Alberto-Culver Company. I am sure that most of you are aware that in June we announced the separation of our consumer products group and our Sally/BSG business. As part of that separation, I will be retiring as CEO of Alberto-Culver.

For me, investor relations has always been an enjoyable part of my job, in large part due to the Company’s excellent results under the leadership and direction of a dedicated corporate headquarters management team and the executives running our two businesses that I will introduce to you shortly. And due to all of the interesting people that I have met and the questions that you have asked over so many years.

Slide 5

Today the Alberto-Culver Company is a $3.8 billion NYSE listed company comprised primarily of two businesses: the development, manufacturing, marketing and sale of consumer brands, mainly beauty products for hair care and skincare, and the distribution of professional beauty supplies through Sally Beauty stores and the Beauty Systems Group. After the separation, each will be an independent stand-alone public company - one a focused consumer products company and the other the world’s leading beauty supply distribution business.

Slide 6

Over the last fourteen record years Alberto-Culver sales have grown at a compound annual growth rate of 11%, while

Slide 7

Diluted net earnings per share, excluding non-core items, have increased at a compound annual growth rate of 14.6%.

Slide 8

We are just now beginning the last month of our fiscal year 2006 which will end on September 30 and will in all likelihood be our 15th consecutive record sales and record earnings year. In July, we reported third quarter and nine month results. Net sales, compared to the prior year, increased 6.0% for the quarter and 6.4% for the nine months. Excluding non-core items, diluted net earnings per share increased 15.0% in the third quarter and 15.2% for the nine months. Advertising expenditures increased 20.2% and 19.5% for the third quarter and nine months, respectively.

Slide 9

This year’s dividend increase represented our 22nd consecutive cash dividend payout. On an annualized basis, our current dividend is 52 cents per share.

Slide 10

After bearing witness to these impressive accomplishments, you may ask why change such a good thing? The decision to split the company was based on several factors, including the conflicts that had developed increasingly over the years with Sally and BSG’s major suppliers having become Procter & Gamble and L’Oreal, Alberto-Culver’s consumer products arch rivals, as they acquired vendors making up well over 25% of Sally/BSG purchases.

Also, as Sally’s retail business grew there was increasing conflict with Sally trying to attract retail customers from the likes of Wal-Mart, CVS, Target, Walgreen’s and many others who were customers of Alberto-Culver’s consumer products unit. Splitting the company alleviates these channel conflicts. Additionally, both consumer products and Sally/BSG have reached sufficient size to be viable standalone entities in addition to each having a proven, capable executive ready and able to step in and become CEO.

Slide 11

As part of the separation, Alberto-Culver shareholders will continue to own 100% of the consumer products group and 52.5% of the new Sally/BSG company. A fund managed by Clayton, Dubilier & Rice (CD&R) will hold the approximate 47.5% remaining interest in Sally/BSG through their $575 million investment. This transaction implies a Sally/BSG enterprise value, including $1.85 billion of debt, of approximately $3.0 billion. The new Sally/BSG will generate sales of around $2.4 billion and EBITDA approaching $300 million.

Slide 12

Alberto-Culver shareholders, in addition to owning a share of the new Alberto-Culver consumer products company and a share of the new Sally/BSG company, will receive $2.4 billion in cash through a $25 per share special cash dividend as part of the transaction. This separation allows Alberto-Culver shareholders the opportunity to continue to benefit in the growth of both companies as well as receive cash at a time of favorable dividend tax rates. It has often been said that you can’t have your cake and eat it too, but this transaction for our shareholders comes pretty close to that in my opinion.

Slide 13

I would now like to introduce you to Gary Winterhalter. Gary is currently President of Sally Beauty Company and will add CEO to his title after the completion of the separation. He has been with our Company for nearly 20 years and has been, along with Sally Chairman Mike Renzulli, an integral part of our success at both Sally and BSG over those years.

Mike Renzulli will be signing on as a consultant for three years with the new Sally/BSG upon closing.

Speaker: Gary Winterhalter

Slide 14

Thank you Howard, and good morning. It is a pleasure to be here this morning to talk about our beauty supply distribution business. The Sally/BSG business generated sales of $2.3 billion in fiscal year 2005 and today has more than 18,000 employees, more than 3,300 stores and more than 1,200 professional distributor sales consultants…

Slide 15

We feel very strongly about the future growth potential of both the Sally and BSG business. The team in place at Sally/BSG today, together with CD&R, will work together to create a better Sally/BSG in the years ahead. We feel that there are growth opportunities by way of accelerated store openings, geographic expansion, acquisitions and a stepped-up advertising campaign. We will all work together to provide our customers with the very best product selection and customer service in the industry.

Speaker: Howard Bernick

Slide 16

Thank you Gary. I would now like to introduce Jim Marino who will become CEO of the new Alberto-Culver Company after the separation…

Speaker: Jim Marino

Slide 17

The new Alberto-Culver will have zero net debt and will have a sound balance sheet. Compared to our peers, we will possess a significant amount of financial flexibility.

Slide 18

As I look to the future of this new stand-alone, focused consumer products company, I believe that we can continue to organically deliver mid-single single digit sales growth. Of course this may not occur every quarter or even every year, but long-term that is our target. Furthermore, as we have done in the past, we intend to explore acquisitions that will enhance and complement our portfolio.

The consumer business has expanded pre-tax operating margins over the last several years. In fiscal 2005, we broke the double-digit barrier and recorded a 10.1% pre-tax operating margin. As this transaction closes and we sort through overhead costs, we may initially see some margin contraction in the short term. However, looking forward, we will continue to strive for and expect to achieve operating margin expansion, while staying focused on building our brands and the Company’s top line revenues. But we recognize in a reconfigured company that charges are going to be made to generate savings. We are not only conscious of that, but committed to it and we will be pursuing savings aggressively.

Slide 19

Beyond the figures, any personal care company is essentially building from two assets – brands and people. We believe that we have our strongest ever combination of both.

Our brands, our people, our culture and passion do not leave or change when Sally is spun off. If there is a change, it will be that we have more cash, more freedom, a bit more focus on all levels than we had before, and we will no longer own the 2,400 store Sally chain that competes directly with our own retail customers in food, drug and mass.

At the end of the day, I know you will judge us on our results. Not quarterly results - because there will be some variation quarter to quarter without the historically smoother Sally results. But do judge us on our annual results over the long term. Thank you.

Speaker: Howard Bernick

Slide 20

Thank you to both Jim and Gary for taking the time to present here today. I would also like to extend my appreciation to all of you for attending this presentation and for your interest in Alberto-Culver, not only today but over the many years that we have had the pleasure of including you within our shareholder base. This is an exciting time for our Company and all of its stakeholders. We firmly believe that both new companies, Sally Beauty and Alberto-Culver, have strong foundations from which to build upon in future years. We would now be happy to answer any questions that you may have.